

August 11, 2014

Via E-mail
Ms. Teri List-Stoll
Executive Vice President and Chief Financial Officer
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093-2753

Re: Kraft Foods Group, Inc.
        Form 10-K for the Fiscal Year ended December 28, 2013
        Filed February 21, 2014
        File No. 001-35491

Dear Ms. List-Stoll:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 28, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.   We understand from your March 17, 2014 presentation to the CAGE Conference (i.e., slides 18 through 36), which is posted on your website and attached as an exhibit to the Form 8-K you filed March 17, 2014, that you are undertaking various strategic changes in your "playbook" aimed at profitable growth and cost management in response to various "megatrends" that are "changing the game" with regard to consumers, customers, and communications. However, we do not see any related discussion in your MD&A. As you may know, Item 303(a)(3)(i) and (ii) of Regulation S-K requires disclosures of significant economic changes, also known trends and uncertainties that you reasonably expect will have a material impact on revenues or net income. Please expand your disclosures in MD&A to address such trends and your initiatives.

Financial Statements

Note 15 – Segment Reporting, page 75

2.   We note that you have not provided disclosure pursuant to FASB ASC 280-10-50-40, having the requirement to separately report revenues for each product or each group of similar products, incremental to the details included in your disclosures about segments. However, disclosures in your MD&A and elsewhere indicate that various products within your reportable segments may exhibit dissimilar characteristics. For example: you indicate that (i) pricing for coffee and ready-to-drink beverages is driven by different commodities and other dissimilar factors, as set forth on page 25, (ii) pricing and demand for bacon, cold cuts and meat alternatives in Refrigerated Meals, and for ready-to-eat desserts and dinners in Meals & Desserts, is driven by different factors, as set forth on pages 27 and 28, and (iii) demand for natural and processed cheeses is driven by dissimilar consumer trends, as set forth in slide 20 of your March 17, 2014 presentation. Please address the characteristics inherent in the examples and explain how you determined that further disaggregated disclosure of revenues was unnecessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief